OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	DiNapoli, J. Philip		Comerica Incorporated (CMA)
	DiNapoli Companies 99 Almaden Blvd - Suite 565	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			April 21, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	San Jose, CA 95113 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		4/21/2003				J			311 (1)	A	$40.22		190,396 (3)		D (2)

	Common Stock													5,871		I		By D&D Ranch

	Common Stock													64,575		I		By DDD Partners

	Common Stock													45,626		I		By DiNapoli Family L.P.

	Common Stock													4,550		I		By JP DiNapoli Companies Inc.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Director Stock Option (Right to Buy)		$19.92

	Director Stock Option (Right to Buy)		$29.08

	Director Stock Option (Right to Buy)		$40.09

	Director Stock Option (Right to Buy)		$65.13

	Director Stock Option (Right to Buy)		$62.75

	Director Stock Option (Right to Buy)		$44.13

	Director Stock Option (Right to Buy)		$57.15

	Director Stock Option (Right to Buy)		$64.50

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	5/17/1996	5/19/2005		Common Stock	1,500				1,500		D

	5/19/1997	5/17/2006		Common Stock	1,500				1,500		D

	5/16/1998	5/16/2007		Common Stock	1,500				1,500		D

	5/14/1999	5/15/2008		Common Stock	1,500				1,500		D

	5/21/2000	5/21/2009		Common Stock	1,500				1,500		D

	5/18/2001	5/19/2010		Common Stock	2,000				2,000		D

	5/22/2002	5/22/2011		Common Stock	2,500				2,500		D

	5/21/2003	5/21/2012		Common Stock	2,500				2,500		D

Explanation of Responses:

(1) Shares acquired on the director's behalf with deferred directors fees pursuant to the Corporation's deferred director plans as of April 21, 2003.

(2) Includes shares owned pursuant to deferred director plans and purchased with reinvested dividends as of April 21, 2003.

(3) 170,288 shares are held in a revocable living trust for estate planning purposes and 15,241 are held in an individual retirement account.

Carol H. Rodriguez, on behalf of J. Philip DiNapoli	4/21/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.